Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)		Three months ended March 31,	Years ended December 31,
		2014	2013	2012	2011	2010	2009
Income before income taxes	A	$56,340	$224,440	$180,132	$128,033	$100,807	$117,504

Interest expense:
Interest on deposits		$11,923	$53,191	$68,305	$87,938	$123,779	$171,259
Interest on other borrowings	C	5,397	26,891	39,200	56,478	53,492	44,479
Total interest expense	B	$17,320	$80,082	$107,505	$144,416	$177,271	$215,738

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	4.25x	3.80x	2.68x	1.89x	1.57x	1.54x
Excluding deposit interest	(A+C) / C	11.44x	9.35x	5.60x	3.27x	2.88x	3.64x